The Estée Lauder Companies Inc.

767 Fifth Avenue

New York, NY 10153

December 18, 2009

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

RE:	The Estée Lauder Companies Inc.
Form 10-K for the fiscal year ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Definitive Proxy Statement on Schedule 14A filed September 29, 2009
Form 8-K filed October 30, 2009
File No. 001-14064

Dear Mr. Hartz:

This letter sets forth the responses of The Estée Lauder Companies Inc. to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated December 1, 2009.  Unless the context requires otherwise, references to “we,” “us,” “our,” and the “Company” refer to the Estée Lauder Companies Inc. and its subsidiaries.  The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter.

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Company Response:

We note the instructions regarding future filings.  Our proposed disclosures set forth in this letter are subject to change based on the facts and circumstances at the time we make future filings.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

Financial Statements

Notes to the Financial Statements

Note 2- Summary of Significant Accounting Policies

Payments to Customers, Page F-12

2.                                      We note your response to comment 12 in our letter dated October 28, 2009.  In regards to your arrangements with certain customers to share the costs of salaries and commissions of product demonstrators based upon a pre-arranged formula, please tell us what consideration you gave to Example 13 provided in ASC 605-50-55 (formerly EITF 01-9) in determining that these costs should be classified as selling and general, and administrative expenses.  Please tell us the estimated amounts of these costs which you have included in selling, general, and administrative expenses in the consolidated statements of earnings for the year ended June 30, 2009 and the three months ended September 30, 2009.  You note that you have received a similar benefit with parties other than customers.  Please help us understand whether you would be able to hire product demonstrators to work at your customers’ stores.  Please specify if there are any restrictions which would prevent you from being able to place your hired product demonstrators in the customer’s stores.

Company Response:

FASB ASC 605-55-48 to 50 Example 11 (formerly Example 13 of EITF 01-9A) speaks to the interaction that may take place between a vendor and their customer relative to sharing of costs during a coupon promotion.  We have carefully considered the literal and interpretive meanings of Example 11 as it relates to our demonstration arrangements.  The following business and conceptual reasons describe elements of Example 11 that we have contemplated and that establish specific differences between the example and our particular set of facts we considered in determining that demonstration costs should be reported as selling, general and administrative expenses:

•                  Demonstration provides specific and identifiable benefits to the Company (i.e., personal marketing and promotion of the quality and benefits of our products) that the Company can obtain from a party other than the purchaser of its products.  It is the Company’s principal objective to promote and educate consumers of the quality and benefits of our products that will ultimately lead to sales activity.  The Company further believes this is comparable to other forms of marketing activities, including print ads that serve the same purpose, with the primary difference being the live touch point that demonstrators can uniquely provide.  Conversely to Example 11, the intended benefit (“dramatic increase in demand for its products”) that the snack food producer expects to receive is from the significantly discounted coupons it plans to issue during a two-week promotional period.  It was not the additional payroll (i.e., employees) that performed certain functions that helped promote the product, but rather the discount provided by the coupon that was the primary driver of the sale activity.

•                  As described above, the Company believes the demonstrators perform functions that relate directly to the marketing and promotion of the Company’s products.  In Example 11, based upon the calculation of a comparison of the increased payroll costs during the promotional period to the average payroll costs during the preceding three month period, the reimbursed payroll cost may or may not relate to the promotion of the snack food producer’s products or their coupon.

•                  In our arrangements, payments that the Company makes for the demonstrators’ costs are based on performance that requires various skill sets and amounts of time for specific individuals to promote the Company’s products not simply paying some of the customer’s operating costs as described in Example 11.

The estimated amounts of product demonstrator costs paid to customers included in selling, general, and administrative expenses in the consolidated statements of earnings for the year ended June 30, 2009 and the three months ended September 30, 2009 was approximately $420 million and approximately $100 million, respectively.

We have obtained (and we do obtain) services from demonstrators as our employees to demonstrate our products in certain of our customers’ stores.  We currently are engaged in arrangements with customers that in certain of their store locations we hire and pay the demonstrators while in other store locations they hire and pay for the demonstrators, in both cases pursuant to a mutually agreed-upon cost sharing arrangement.  Additionally, we may hire and pay demonstrators for certain brands and the customer may hire and pay the demonstrators for other brands within the same customer store location.  We could also contract with an employment agency to supply demonstrators on a contract basis rather than as an employee and place them in our customers’ stores.

During negotiations of the contractual framework of the arrangements with our customers, we mutually agree on which party will hire, employ, supply and pay for the product demonstrators.

Generally, there are no restrictions, with the exception of a possible restriction related to the existence of any collective bargaining agreements, which could prevent us from placing a non-union employee in a customer’s store.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

3.                                       Please refrain from replacing the word “report” with “quarterly report” in paragraphs 2, 3, and 4.

Company Response:

We acknowledge your comment and will refrain from replacing the word “report” with “quarterly report” in paragraphs 2, 3 and 4 of Exhibits 31.1 and 31.2, the Certifications pursuant to Rule 13a-14(a) in future filings.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED SEPTEMBER 29, 2009

Compensation Discussion and Analysis, page 31

Annual Incentive Bonuses, page 33

4.                                       We note your response to comment 15 in our letter dated October 28, 2009 and have the following comments:

•                  We note that the table in your response discloses the actual percentage of target achieved and the actual payout amount. However, your response does not include a discussion of how you evaluated the actual results to determine the actual payout amounts.  Please ensure that you provide this discussion.  Please also comply with this comment with respect to your response to comment 17 in our letter October 28, 2009.

•                  We note your proposed disclosure pertaining to the calculation of annual incentive bonuses for the group presidents.  Please provide more information regarding the group divisional goals that you discussed on page 34 of the Proxy Statement as these goals appear to comprise 20% of the aggregate bonus opportunity for the group presidents.  Please discuss any performance goals and payouts associated with meeting the performance goals at the threshold, target, and maximum levels, as applicable.  Please also disclose the actual results achieved by the company and how you evaluated these results to reach the actual payout.

Company Response:

In response to the first part of your comment, we will add the explanatory language set forth below.

For annual incentive bonuses:

Where actual performance was below threshold (i.e., for the goals relating to company-wide net sales, company-wide diluted net earnings per common share from continuing operations and NOP margin % for Mr. Demsey’s group), no payouts were made.  Where performance exceeded the maximum level (i.e., for the company-wide and group inventory days to sell goals), the payouts were at 100% of target.  In those cases where the actual performance was between the threshold and target levels (i.e., for goals relating to group net sales and NOP margin % for Mr. Prouve’s group), the payouts were calculated mathematically using the threshold level of performance and associated payout as a base.  As an example, in the group goals, each 0.1% increase in performance over the threshold resulted in a 0.75% increase in associated payout up to the target performance level and associated payout.

For PSUs:

Where actual performance was below threshold (i.e., for the diluted net earnings per common share from continuing operations (CAGR) goal), no payouts were made.  For the goal related to net sales (CAGR), the payout was calculated mathematically using the threshold level of performance (measured in terms of net sales in fiscal 2009, the final fiscal year of the performance period) and associated payout as a base.  In this case, each 0.1% increase in performance over the threshold resulted in a 0.5% increase in associated payout up to the target performance level and associated payout.

With respect to the PSU payout calculation, we supplementally advise you of the net sales and diluted net earnings per common share from continuing operations from which the CAGR goals and actual performances were derived:

•                  Net sales target goal of $7,812 million for fiscal 2009, which translates to a CAGR of 6.5%

•                  Diluted net earnings per common share from continuing operations target goal of $2.55 per share for fiscal 2009, which translates to a CAGR of 9.9%

•                  Actual net sales of $7,260 million (calculated using our budgeted exchange rates at the beginning of fiscal 2007), which translates to CAGR of 3.9%

•                  Actual diluted net earnings per common share from continuing operations of $1.42 per share was below the fiscal 2007 level, or minus 9.6% CAGR

In response to the second part of your comment, we will add after the sentence referring to that remaining portion of the goals for the Group Presidents the following:

During fiscal 2009, we embarked on a long-term strategy (the “fiscal 2013 strategic plan”) and, as such, expected to begin the process of showing significant improvement toward its goals and continuing to build capabilities in many areas.  We are seeking to achieve the following overall goals:

•                  Gain share by growing sales at least one percent ahead of global prestige beauty annually,

•                  Derive more than 60 percent of sales from outside the United States,

•                  Strive for annual improvement in operating margin, with a goal of 12 to 13 percent by fiscal 2013,

•                  Create a substantial increase in return on invested capital, reaching 19 to 20 percent by fiscal 2013, and

•                  Reduce inventory days 15 to 20 percent, to 145 to 150 days, by the end of fiscal 2013.

Key elements of the fiscal 2013 strategic plan include:

•                  Strengthening Product Categories — Improve category mix by shifting towards higher gross margin categories with greater global growth potential such as luxury skin care, particularly in the Asia Pacific region;

•                  Strengthening and Expanding Geographic Presence — Grow share profitably in large, image-building cities within core markets and in emerging markets;

•                  Strengthening and Diversifying Channels — Restoring profitable growth in traditional channels such as North America department stores and European perfumeries and pharmacies and department stores in Asia, while accentuating our makeup and skin care categories to boost our travel retail business and continuing efforts to grow online and through direct response television; and

•                  Optimizing the Portfolio — Focusing on improving margins and share in our distribution channels, re-energizing certain brands through introduction of products that feature advances in research and technology, while investing in initiatives to incubate and develop next generation products and brands, as well as evaluating the viability of certain existing brands and products and leveraging our regional organizations to increase effectiveness and efficiencies while utilizing strategic partnerships, alliances and licensing to build scale.

We plan to achieve the fiscal 2013 strategic plan by:

•                  Putting the consumer first;

•                  Investing in the Company’s unique creativity and innovation capabilities;

•                  Leveraging scale where it matters most;

•                  Developing capabilities to customize to regional and local needs;

•                  Driving out non value-added costs, reduce inventory, improve productivity and increase financial discipline; and

•                  Building a highly interdependent organization focused on superior creativity, operational excellence, and continuous learning.

In an effort to cascade the company-wide fiscal 2013 strategic plan throughout the entire organization, the Group Presidents were assigned four divisional goals relating to the plan for fiscal 2009, each of which was equally weighted and accounted for 5% of his aggregate bonus opportunity target.  These qualitative performance goals were specifically designed to incentivize each Group President to accomplish the following objectives in fiscal 2009 and could either be achieved or not achieved:

(a) drive the top priority action items for his Group, as defined by the 2013 strategic plan;

(b) collaborate with the brands, regions and functions outside his particular Group on all transformational activities in the cost and productivity improvement elements of the 2013 strategic plan (as outlined above);

(c) define uniquely relevant strategies with cascading choices for his particular Group that are consistent with the 2013 strategic plan; and

(d) be a positive change agent, through leadership and effective management of personnel in his Group, to help foster the new mindset the Company wants to achieve under the 2013 strategic plan of exploiting scale, increasing cooperation between brands and regions, and putting the consumer first.

After the end of fiscal 2009, the Executive Chairman, President and Chief Executive Officer and Executive Vice President — Global Human Resources, with appropriate input from other employees of the Company, reviewed the actions taken by each Group President.  It was determined that each Group President took the requisite actions necessary in respect of each goal to achieve his individual performance goals and such achievement was confirmed by the Compensation Committee in its business judgment after consultation with its executive compensation consultant.

5.                                      We note your response to comment 16 in our letter dated October 28, 2009 and reissue this comment.  In this regard, we note that although you provide general disclosure relating to the factors for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why you determined to award the actual amounts or why the actual amounts awarded were appropriate under the circumstances.  Please revise accordingly.

Company Response:

In response to your comment, we will combine disclosures made elsewhere in the Compensation Discussion and Analysis and add additional details regarding the factors considered.  The paragraph will read as follows (with new language added to our previous response underlined):

The actual amounts and allocation of equity-based compensation granted to the named executive officers reflects the business judgment of the Stock Plan Subcommittee after consultation with its executive compensation consultant and our senior management.  As with each other element of compensation, and compensation overall, the Stock Plan Subcommittee (or the Compensation Committee for non-equity-based compensation), its executive compensation consultant, and management and its consultant, take into account our history, the level of responsibility of the particular executive officer, internal pay equity and what needs to be paid from a competitive standpoint to attract and retain key executive talent.  They also consider applicable employment agreements and our desire to shift toward more equity-based compensation as a percent of the total mix of compensation.  While the Subcommittee and our senior management review the components of total direct compensation with the assistance of their consultants, they first analyze, for each type of position in the executive officer group, total direct compensation to gauge the extent to which it is broadly aligned with that of our executive compensation peer group.  The Subcommittee and our senior management then review the elements of compensation (i.e., base salary, annual cash incentive bonus opportunities and medium and long-term equity-based compensation opportunities) and work towards a mix of these elements as a percentage of total direct compensation that is more performance-oriented and is reasonable when compared with the peer group given our belief that executive officers should have a greater percentage of their compensation in the form of variable shorter and longer-termed incentive compensation.   The equity-based elements also serve as a retention mechanism and to help executive officers acquire sufficient shares of Class A Common Stock to satisfy the executive stock ownership guidelines.  The allocation among the different types of awards — 50% stock options, 25% PSUs (at target level) and 25% RSUs — reflects, in the business judgment of the Subcommittee, a balance among motivating the executive officers, rewarding performance, mitigating risk and helping the executive officers increase their equity ownership.  No specific weightings were used to determine the specific amounts or the total mix of the equity-based compensation.  As with the amount of equity-based compensation granted, the allocation amongst the alternative equity-based compensation vehicles are compared with practices of the peer group companies (noted below) to make sure they are competitive and appropriate.

FORM 8-K FILED ON OCTOBER 30, 2009

6.                                      We remind you that Item 100(a) of Regulation G requires you to accompany a non-GAAP financial measure with a presentation of the most directly comparable GAAP financial measure and provide a reconciliation to the most directly comparable GAAP financial measures which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information.  In this regard, we note that you have disclosed the projected diluted earnings per share amounts before charges associated with restructuring activities for the second quarter of fiscal 2010 as well as for all of fiscal 2010.  Please ensure that you provide the additional disclosures required by Item 100(a) of Regulation G.

Company Response:

We acknowledge your comment and will provide the following disclosures regarding the Outlook for Fiscal 2010 Quarter and Full Year in future Form 8-K filings:

Diluted net earnings per share including charges associated with restructuring activities are projected to be between $xx and $xx.  Charges associated with restructuring activities are projected to be between $xx and $xx per diluted share.  Diluted net earnings per share before charges associated with restructuring activities are projected to be between $xx and $xx.

* * * *

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (212) 572-4429.  My fax number is (212) 572-6787.

Very truly yours,

/s/ Richard W. Kunes

Richard W. Kunes
Executive Vice President and
Chief Financial Officer

cc:	Jessica Kane
Nudrat Salik
Andrew Schoeffler